

June 10, 2010

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendment No. 8 to Registration Statement on**
> **Form S-11**
> **Filed May 27, 2010**
> **File No. 333-160562**

Dear Mr. Penn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 24

We or Ellington or its affiliates may be subject to adverse legislative or regulatory changes and to regulatory inquiries or proceedings, page 37

1. It appears that the risk associated with adverse legislative and regulatory changes is separate and distinct from the risk associated with being subject to inquiries and proceedings. Please revise to discuss the two risks separately or explain why they should be considered the same risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations for the Three Month Periods ended March 31, 2010 and 2009, page 75

Net Realized and Unrealized Gains and Losses on Investments and Financial Derivatives, page 77

2.   Please revise to expand the disclosure concerning your net realized and unrealized gains (losses) on financial derivatives to discuss how the credit default swaps and futures resulted in the disclosed figures.

Liquidity Management, page 97

Our Financing Strategies and Use of Leverage, page 97

3.   We have read your response to comment 3 in relation to the staff comment letter dated April 15, 2010. As it is discussed in Note 2(h) on page F-26, we note that you account for your TBA transactions (including those related to TBA rolls) as purchases and sales. Please quantify the amount of the TBA roll transactions at each period end balance sheet date and provide a detailed analysis supporting your decision to account for these TBA roll transactions as sales. Please refer to FASB ASC 860-10. You note in your disclosure that the TBA roll transactions involve you selling (buying) securities for delivery (receipt) in an earlier month and simultaneously contracting to repurchase (sell) similar, but not identical, securities at an agreed-upon price on a fixed date in a later month (with the later-month price typically lower than the earlier- month price). In your response, tell us how you evaluated whether or not the securities repurchased at the later date are "substantially the same" as the securities sold earlier as detailed in FASB ASC 860-10-40-24. Please address the requirements stated in the contractual provisions of the agreements for the transactions as well the characteristics of the securities that are actually received.

Business, page 88

TBAs, page 93

4.   We note that TBAs are primarily used for hedging purposes. We also note your substantial short position of $517 million and an increased long position of $144 million in fixed rate TBAs. Please revise to clarify how your transactions involving TBAs serve as hedges. For instance, it appears that upon settlement of your purchased TBAs, they would just fall into your fixed rate RMBS holdings. If so, it is no clear how such activity constitutes a hedge. Also, in order to supplement investors understanding on this aspect of your operations, please revise to discuss your process for covering your short position in the unsettled securities.

5.   It is not clear from your MD&A disclosure how your TBA transactions have affected
        your operating results. Please revise to clarify how these transactions impact, if any, your
        operations.

Consolidated Statement of Operations, page F-16

6.   We have read your response to comment 2 in relation to the staff comment letter dated April
        6, 2010; we also note your disclosure on page F-27 regarding items included in other
        operating expense that represent over 5% of total expenses. Please revise your consolidated
        statements of operations to state separately each line item that exceeds 5% of total expenses.
        Furthermore, please clarify how the presentation in your consolidated statements of
        operations complies with SAB 107. We note that you have presented a separate line item
        titled share-based LTIP expense; however, it appears that you also have additional non-share-
        based/cash compensation expense as disclosed on page F-27. Please advise and revise, as
        appropriate.

Notes to Consolidated Financial Statements, page F-19

Note 3 – Valuation, page F-29

7.   You disclose on page F-31 that during 2010 you revised your Level classification for
        credit default swaps on asset backed indices and credit default swaps on corporate indices
        from Level 3 to Level 2, and that you conformed the classifications in the December 31,
        2009 table to the March 31, 2010 presentation. Please revise your disclosure to
        additionally discuss how you determined the appropriate classification for these credit
        default swaps as Level 2 financial instruments, rather than Level 3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Via Facsimile
        Daniel M. LeBey, Esq.
        Christopher C. Green, Esq.
        (804) 788-8218